82-1824

REDCORP

04024750

SUPPL

RECEIVED
2004 APR 29 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

April 20, 2004

News Release 04-05

Drilling Commences at Tulsequah Chief

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that the 2004 drill program at the Tulsequah Chief project in northwestern BC is now underway. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary.

Drilling from one of the existing underground drill stations has commenced using a drill rig which was stored on site over the winter. Two additional drills will be mobilized to the site once the airstrip is clear of snow, expected to be in early May. Drilling is being done by Hy-Tech Drilling Ltd. of Smithers, BC.

The contractor for the underground development work is also on site, and preparatory work is underway prior to collaring the extension to the current exploration adit. This extension will provide a new drill station which will enable drill testing of the area down dip of the deposit, which remains open to depth. These holes are expected to be approximately 1,000 meters in length. The underground development is currently scheduled to be completed in early June and has been contracted to Ampex Mining of Whitehorse, YT.

The initial holes of the current program will focus on infill drilling of the Tulsequah deposit in order to provide data which will be used for an updated resource estimate to be completed by AMEC later in the year. Assay results will be released as they become available and are compiled, with the first release expected to be by mid-May.

Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

5/4

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

R E D C O R P   V E N T U R E S   L T D.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775

REDCORP

NEWS RELEASE

March 29, 2004

News Release 04-04

Tulsequah Project Exploration and Development Program To Commence in early April

The Board of Redcorp Ventures Ltd. has approved the provision of funds to its wholly-owned subsidiary Redfern Resources Ltd, for an initial budget of $3 million at the Tulsequah property, of which $1 million is intended for flow-through eligible exploration expenditures. Crews will be mobilized into camp on April 1st and drilling operations are expected to commence by mid-April. Two more drilling rigs will move on to the property in early May to expand on the drilling program. Underground development will commence in early April and continue into late May in order to establish a new drill station to allow drilling of the Tulsequah deposit down dip of the deepest intersection.

The Tulsequah project proposes to re-develop the Tulsequah Chief Mine in northwest BC, which was previously operated in the 1950s. The project, which received its Project Approval Certificate in December 2002, incorporates a previously reported historical resource estimate[1] as follows:

Category	Tonnes	Gold gpt	Silver gpt	Copper %	Lead %	Zinc %
Measured & Indicated	5,940,000	2.59	107.41	1.42	1.26	6.72
Inferred	3,000,000	2.42	107.86	1.10	1.19	6.38

The 2004 work program at Tulsequah has been designed to achieve two goals:

i) **Infill drilling:** to upgrade the current Inferred resource to the Indicated category.
ii) **Step-out drilling:** to expand the resource to depth.

The infill drilling is expected to provide additional data to allow an updated resource estimate to be commenced. This resource estimate will be 43-101 compliant, and the work program is designed to allow reclassification of the Inferred portion of the current resource to the Indicated category, reflecting a higher degree of confidence in the grade and tonnage of the deposit. The new resource estimate will also incorporate the results of step-out drilling completed in 2003. The new Indicated resource can then be used as the basis for a revised mine plan, ultimately resulting in a new Probable Reserve estimate for feasibility evaluation.

Step-out drilling will target the area down dip of previous drilling. The Tulsequah deposit remains open at depth, with the deepest hole drilled into the deposit having intersected one of the thickest sections of sulphide so far. Hole TCU92036, drilled in 1992, intersected two separate massive sulphide zones aggregating almost 30 meters estimated true thickness as follows:

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll free: 1-888-669-4775

REDCORP

			Estimated					
From	To	Width	True	Cu	Pb	Zn	Au	Ag
(m)	(m)		Thickness	(%)	(%)	(%)	(gpt)	(gpt)
701.0	718.4	17.4	11	0.81	1.15	8.79	0.83	70.51
743.8	774.4	30.6	18	1.35	0.87	7.29	1.95	65.40

Similar to many massive sulphide deposits, the Tulsequah deposit has an elongate rod-like core with a well-defined plunge direction. The deposit presently extends some 850 meters down the plunge direction from the old production stopes to hole TCU92036. Based on the geological model and the existing drill data, there is good reason to expect that the deposit will continue well below its current known extent. In addition to the down dip extent, there is also excellent potential to extend the deposit along strike, and to locate new peripheral sulphide lenses such as the one discovered during the 2003 drill program.

Approximately 160 meters of new underground development will be driven in order to establish a new drill station which will allow the Company to test the projection of the deposit approximately 300 meters down-dip of TCU92036. Target depth on these holes will be in the order of 1000 meters. Depending on the results of these holes, the revised resource estimate could incorporate substantial tonnage in the Inferred category, in addition to the anticipated changes to the Indicated resource.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

1 The existing resource for the Tulsequah Mine was estimated in compliance with the former National Policy 2A standard. The technical report to accompany the resource estimate was the 1995 Feasibility Study by Rescan Engineering Ltd. This historical estimate is relevant as it is the most recent estimate completed for the project. The reliability of the estimate is compatible with the standards set by National Instrument 43-101.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775

REDCORP

NEWS RELEASE

March 9, 2004 News Release 04-03

BROKERED PRIVATE PLACEMENT FINANCING CLOSED

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that it has raised $3,000,000 on closing March 8, 2004 of its private placement financing previously announced on February 11, 2004 and February 25, 2004. Jennings Capital Inc. was the agent for the financing which raised $2,000,000 from the sale of 6,666,666 units at a price of $0.30 per unit and an additional $1,000,000 from the sale of 3,333,333 flow-through common shares at a price of $0.30 per flow-through common share. Each unit consists of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.45 per share on or before March 8, 2006.

The Agent was paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent received 800,000 broker warrants, each exercisable to purchase one common share at a price of $0.30 per share on or before March 8, 2006.

All securities issued under the financing are subject to a four-month hold period expiring July 9, 2004.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used to advance the Tulsequah project towards development and also for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS
OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775

REDCORP

NEWS RELEASE

February 25, 2004 News Release 04-02

SIZE OF BROKERED PRIVATE PLACEMENT INCREASED TO $3,000,000

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") today announces, subject to regulatory acceptance, an increase in the size of the unit portion of the brokered private placement with Jennings Capital Inc. (the "Agent"), the subject of the Company's February 11, 2004 news release, to up to 6,666,666 common share units at a price of $0.30 per unit (the "Units") to raise, together with the issue of up to 3,333,333 flow-through common shares at a price of $0.30 per flow-through share, up to $3,000,000. Each Unit will consist of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.45 for two years from closing.

The Agent will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agent will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used to advance the Tulsequah project towards development and also for general working capital purposes. Closing is now expected to occur on or about March 2, 2004, or such other date as is agreed to between the Company and the Agent.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775